JAGUAR INTERNATIONAL PROPERTY FUND
(formerly known as NWS International Property Fund)

JAGUAR GLOBAL PROPERTY FUND
(formerly known as NWS Global Property Fund)

Three Canal Plaza
Portland, Maine 04101

January 18, 2019

Dear Shareholder:

The Board of Trustees (the "Board") of Forum Funds II (the "Trust") has called a special meeting (the "Special Meeting") of the shareholders of the Jaguar International Property Fund (formerly known as the NWS International Property Fund) (the "International Fund") and Jaguar Global Property Fund (formerly known as NWS Global Property Fund) (the "Global Fund" and, together with the International Fund, the "Funds"), each a series of the Trust, to approve a new Investment Advisory Agreement for the Funds (the "New Agreement") between the Trust and Jaguar Listed Property LLC (formerly, Northwood Securities LLC) (the "Adviser"). The Special Meeting is scheduled to be held on February 15, 2019.

The Adviser previously served as the investment adviser to the Funds pursuant to an Investment Advisory Agreement between the Trust, on behalf of the Funds, and the Adviser dated March 26, 2015, as amended December 8, 2016 (the "Original Agreement"). Upon the close of business on December 31, 2018, the Adviser consummated a strategic transaction whereby the Adviser's managing members and two outside investors acquired Northwood Investors LLC's ("NWI") entire interest in the Adviser (the "Transaction"). The Transaction caused the Adviser to undergo a change in control, resulting in the assisgnment and automatic termination of the Original Agreement. Concurrent with the close of the Transaction, Northwood Securities LLC was renamed Jaguar Listed Property LLC and the Funds were renamed the Jaguar International Property Fund and Jaguar Global Property Fund.

In anticipation of the change in control, and to provide for continuity of management, the Board, at a meeting held on December 6, 2018, terminated the Original Agreement, effective at the close of business on December 31, 2018, and unanimously approved an Interim Investment Advisory Agreement between the Trust, on behalf of the Funds, and the Adviser (the "Interim Agreement"). The Interim Agreement will remain in effect until the earlier of: (i) 150 days from January 1, 2019 or (ii) the date that the Funds' shareholders approve the New Agreement.

At the meeting held on December 6, 2018, the Board also unanimously approved, subject to approval by shareholders, the New Agreement between the Trust, on behalf of the Funds, and the Adviser. The Adviser is an SEC-registered adviser owned by James Rehlaender, Kelvin Cheng, Jaguar Growth Partners LLC, and Hwa Hong Corporation, Ltd. Under the New Agreement, Messrs. James Rehlaender and Peter Nieuwland and Ms. Suang Eng Tsan, who, as employees of Northwood Securities LLC, acted as the portfolio managers of the International Fund since its inception, will continue to manage the International Fund in the same manner and at the same advisory fee rates payable under the Original Agreement. In addition, Messrs. James Rehlaender and Peter Nieuwland and Mmes. Suang Eng Tsan and Amanda Black, who, as employees of Northwood Securities LLC, acted as the portfolio managers of the Global Fund since its inception, will continue to manage the Global Fund in the same manner and at the same advisory fee rates payable under the Original Agreement. The Board recommends that you vote **"FOR"** the approval of the New Agreement.

WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE OR VOTE BY TELEPHONE OR VIA THE INTERNET. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES. THE PROXY IS REVOCABLE AT ANY TIME PRIOR TO THE SPECIAL MEETING. IT IS IMPORTANT THAT YOUR VOTE BE

RECEIVED NO LATER THAN FEBRUARY 15, 2019. YOU MAY ALSO VOTE BY TELEPHONE OR INTERNET USING THE INSTRUCTIONS SHOWN ON THE PROXY CARD. IF YOU HAVE ANY QUESTIONS ABOUT THE PROXY STATEMENT, PLEASE DO NOT HESITATE TO CALL US TOLL-FREE AT (800) 848-3405.

We appreciate your participation and prompt response and thank you for your continued support of the Fund.

Sincerely,

Jessica Chase
President, Forum Funds II

JAGUAR INTERNATIONAL PROPERTY FUND
(formerly known as NWS International Property Fund)

JAGUAR GLOBAL PROPERTY FUND
(formerly known as NWS Global Property Fund)

Three Canal Plaza
Portland, Maine 04101
_____

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
January 18, 2019
_____

To the Shareholders of the Jaguar International Property Fund (formerly known as NWS International Property Fund) and Jaguar Global Property Fund (formerly known as NWS Global Property Fund):

Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of the Jaguar International Property Fund (formerly known as NWS International Property Fund) and Jaguar Global Property Fund (formerly known as NWS Global Property Fund) (together, the "Funds"), each a series of Forum Funds II (the "Trust"), will be held at the offices of Atlantic Fund Administration, LLC, Three Canal Plaza, Suite 600, Portland, Maine 04101 on February 15, 2019 at 11:00 a.m. (Eastern time). The purposes of the Special Meeting are:

1.   To approve a new Investment Advisory Agreement for the Funds between the Trust and Jaguar Listed Property LLC; and

2.   To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

The Trust's Board of Trustees has fixed the close of business on November 30, 2018, as the record date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting or any postponement or adjournment thereof. Please carefully read the accompanying Proxy Statement.

By Order of the Board of Trustees,



Zachary Tackett
Vice President & Secretary, Forum Funds II

Portland, Maine
January 18, 2019

YOUR VOTE IS VERY IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. IN ORDER TO AVOID THE UNNECESSARY EXPENSE OF FURTHER SOLICITATION, WE URGE YOU TO VOTE EITHER (1) ON THE ENCLOSED PROXY, BY DATING AND SIGNING, AND RETURNING IT PROMPTLY IN THE ENVELOPE PROVIDED; (2) BY CALLING (TOLL FREE), THE TELEPHONE NUMBER ON YOUR PROXY CARD; OR (3) BY LOGGING ONTO THE INTERNET ADDRESS ON YOUR PROXY CARD.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Shareholders to be Held on February 15, 2019, or any adjournment thereof. This Notice and the Proxy Statement are available on the internet at www.proxyonline.com/docs/jaguar.pdf. On this website, you will be able to access the Notice, the Proxy Statement, any accompanying materials and any amendments or supplements to the foregoing materials that are required to be furnished to shareholders.

Information to Help You Understand and Vote on the Proposals

Q: ***Why am I receiving these materials?***

A: You are receiving these materials because on November 30, 2018, you owned shares of the Jaguar International Property Fund (formerly known as NWS International Property Fund) and/or Jaguar Global Property Fund (formerly known as NWS Global Property Fund) (the "Funds"). As a shareholder, you have a right to vote on the proposal to approve a new investment advisory agreement between the Trust, on behalf of the Funds, and Jaguar Listed Property LLC (formerly, Northwood Securities LLC) (the "Proposal").

Q: ***Why am I being asked to vote on the Proposal?***

A: Upon the close of business on December 31, 2018, employees of Jaguar Listed Property LLC (formerly, Northwood Securities LLC) (the "Adviser"), along with two outside investors, Jaguar Growth Partners LLC and Hwa Hong Corporation, Ltd., acquired from Northwood Investors LLC ("NWI"), its entire interest in the Adviser (the "Transaction"). The Transaction caused the Adviser to undergo a change in control, resulting n the assignment and automatic termination of the Investment Advisory Agreement between the Trust, on behalf of the Funds, and the Adviser dated March 26, 2015, as amended December 8, 2016 (the "Original Agreement").

In anticipation of the Transaction, and to provide for continuity of management, the Board of Trustees (the "Board") of Forum Funds II (the "Trust"), at a meeting held on December 6, 2018, terminated the Original Agreement and unanimously approved an Interim Investment Advisory Agreement between the Trust, on behalf of the Funds, and the Adviser (the "Interim Agreement"). The Interim Agreement will remain in effect for 150 days from January 1, 2019 or until the Funds' shareholders approve a new investment advisory agreement, whichever is earlier.

At the meeting held on December 6, 2018, the Board also unanimously approved a new investment advisory agreement with the Adviser (the "New Agreement"), subject to approval by the Funds' shareholders. Pursuant to applicable law, shareholders of a Fund must approve the New Agreement for it to become effective with respect to that Fund. To ensure that the Adviser can continue to provide your Fund with the same investment management services following the expiration of the Interim Agreement, without interruption, we are seeking your approval of the New Agreement.

Q: ***What is the required vote to approve the Proposal?***

A: Pursuant to applicable law, shareholders of a Fund must approve the New Agreement for it to become effective with respect to that Fund. Approval of the New Agreement requires the affirmative vote of a "majority of the outstanding voting securities" of a Fund, which, for this purpose means the affirmative vote of the lesser of: (a) 67% of the outstanding voting securities of the Fund present at the Special Meeting if more than 50% of the securities are present or represented by proxy; or (b) more than 50% of the outstanding voting securities of the Fund.

Q: ***Will the Portfolio Manager change as a result of the New Agreement?***

A: No. Under the New Agreement, there will be no changes to the Funds' portfolio management personnel, who have managed the Funds since their respective inception dates, and the Transaction is not expected to result in any change to the way in which the Funds are managed.

Q: ***Will the Funds' names change?***

A: Effective January 1, 2019, the Funds' names were changed from NWS International Property Fund to the Jaguar International Property Fund and from NWS Global Property

Fund to the Jaguar Global Property Fund, which are the names that the Funds will continue to retain following the effective date of the New Agreement, if approved by shareholders.

Q: *Will the advisory fee rate payable by each Fund increase under the New Agreement?*

A: No. The fee rates payable under the New Agreement will not increase from the Original Agreement or the Interim Agreement. In addition, the Adviser has undertaken to continue the fee waiver currently in effect for each Fund until at least June 30, 2019.

Q: *How does the New Agreement differ from the Original Agreement?*

A: The New Agreement is substantively the same as the Original Agreement. The fee rate charged to each Fund under the New Agreement will be the same as the fee rate charged under the Original Agreement, and no changes are being proposed to the level of advisory services provided to the Funds.

Q: *What will happen if the New Agreement is not approved?*

A: If shareholders do not approve the New Agreement within 150 days of January 1, 2019, the Board will take such actions as it deems in the best interests of each Fund's shareholders, which may include resubmitting the New Agreement to the shareholders of the applicable Fund, making other advisory arrangements, or liquidating the applicable Fund.

Q: *Who will pay the expenses associated with the Proxy Statement?*

A: The Adviser will bear the costs, fees and expenses incurred by the Funds in connection with the Proxy Statement, including fees of proxy solicitation firms, accountants and attorneys, the fees and expenses incurred by the Funds in connection with the Transaction, and the meeting fees of the Board for meetings held in connection with the Transaction. The Funds will not bear any fees or expenses arising out of the Transaction.

Q: *How does the Board recommend that I vote?*

A: After careful consideration, the Board recommends that you vote **"FOR"** the Proposal.

Q: *How do I vote my shares?*

A: Please indicate your voting instructions on the enclosed proxy card, sign and date the card, and return the card by mail in the postage-paid envelope provided. As an alternative to voting by returning the signed and dated proxy card by mail, you may vote by telephone, the Internet, or in person. To vote by telephone or the Internet, please follow the instructions listed on your proxy card. If you will attend the Special Meeting and vote in person, please let us know by calling (844) 218-5182 (toll free).

Q: *Who do I contact for additional information?*

A: If you have any questions about any of the proxy materials or need assistance voting your shares, please call (844) 218-5182 (toll free).

TABLE OF CONTENTS   **PAGE**

PROXY STATEMENT

JAGUAR INTERNATIONAL PROPERTY FUND
(formerly known as NWS International Property Fund)

JAGUAR GLOBAL PROPERTY FUND
(formerly known as NWS Global Property Fund)

Three Canal Plaza
Portland, Maine 04101
_____

Special Meeting of Shareholders
February 15, 2019
_____

INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Trustees (the "Board") of Forum Funds II (the "Trust"), on behalf of the Jaguar International Property Fund (formerly known as NWS International Property Fund) and Jaguar Global Property Fund (formerly known as NWS Global Property Fund) (the "Funds"), each a series of the Trust, to approve a new Investment Advisory Agreement between the Trust, on behalf of the Funds, and Jaguar Listed Property LLC (formerly, Northwood Securities LLC) (the "Adviser") (the "Proposal"). The Trust is a registered open-end investment company whose executive offices are located at Three Canal Plaza, Suite 600, Portland, Maine 04101. Voting of Fund shares will occur at a special meeting of shareholders (the "Special Meeting") of the Funds to be held at the offices of the Funds' administrator, Atlantic Fund Administration, LLC (d/b/a Atlantic Fund Services) ("Atlantic"), Three Canal Plaza, Suite 600, Portland, Maine 04101, on February 15, 2019 at 11:00 a.m. (Eastern time), or at any postponement or adjournment thereof for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders. The Notice of Special Meeting of Shareholders, this Proxy Statement and the proxy card are first being mailed to shareholders of the Funds on or about January 18, 2019. Additional copies of this Proxy Statement may be obtained by contacting the Funds at (844) 218-5182 (toll free). If shareholders received multiple copies of this Proxy Statement at the same address, they may request to receive just one copy of such materials in the future.

The Board has fixed the close of business on November 30, 2018, as the record date (the "Record Date") for the determination of shareholders of each Fund entitled to notice of, and to vote at, the Special Meeting and any postponement or adjournment thereof. As of the Record Date, there were 610,923.132 shares outstanding of the Jaguar International Property Fund's Institutional Share class. There were no shares outstanding of the International Fund's Investor Share class. As of the Record Date, there were 723,284.034 shares outstanding of the Jaguar Global Property Fund's Institutional Share class. There were no shares outstanding of the Global Fund's Investor Share class. Each shareholder will be entitled to one vote for each whole Fund share and a fractional vote for each fractional Fund share held as of the Record Date. Shares may be voted in person or by proxy. One-third of the outstanding shares of each Fund as of the Record Date present in person or by proxy will constitute a quorum for the transaction of business at the Special Meeting. All properly executed proxies received on or before February 15, 2019 will be counted at the Special Meeting and any adjournment thereof in accordance with the instructions marked thereon or otherwise provided therein. Proxies received after that date will be counted only if the Special Meeting is adjourned.

For purposes of determining the presence of a quorum and counting votes on the matters presented, Fund shares represented by abstentions and "broker non-votes" will be counted as present, but not as votes cast at the Special Meeting. Broker non-votes are Fund shares held in street name for which the broker indicates that instructions have not been received from the beneficial owners and other persons entitled to vote and for which the broker lacks discretionary voting authority. Under the Investment Company Act of 1940, as amended (the "1940 Act"), the affirmative vote necessary to approve the Proposal is determined with reference to a percentage of voting power of shares present at the Special Meeting. Specifically, Section 15(a) of the 1940 Act requires that a majority of the outstanding voting securities of the Fund approve the Proposal. Thus, approval of the Proposal by a Fund requires the affirmative vote of the lesser of: (a) 67% of the outstanding shares of the Fund present at the Special Meeting in person or represented by proxy if the holders of more than 50% of the securities are present in person or represented by proxy at the Special Meeting; or (b) more than 50% of the outstanding shares of the Fund. For this reason, abstentions and broker non-votes have the effect of being votes **"Against"** the Proposal. In completing proxies, therefore, shareholders should be aware that checking the box labeled **"Abstain"** would result in the shares covered by the proxy being treated as if they were voted **"Against"** the Proposal.

If a choice is not specified on an executed proxy that is returned in time to be voted at the Special Meeting, the proxy will be voted "FOR" the Proposal.

If a quorum is not present at the Special Meeting, or if a quorum is present at the Special Meeting but sufficient votes to approve the Proposal are not received, the persons named as proxies may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies with respect to the Proposal. Any adjournment will require the affirmative vote of a majority of shares represented in person or by proxy at the Special Meeting. In that case, the persons named as proxies will vote all proxies that they are entitled to vote for the Proposal as **"For"** such an adjournment and any proxies required to be voted against the Proposal will be voted **"Against"** such adjournment. Abstentions and broker non-votes will not be voted **"For"** or **"Against"** any adjournment and therefore will have the effect of voting **"Against"** an adjournment. A shareholder vote may be taken on the Proposal prior to adjournment if sufficient shares are present to constitute a quorum and it is otherwise appropriate.

Approval of the Proposal by a Fund requires the affirmative vote of the lesser of: (a) 67% of the outstanding shares of the Fund present at the Special Meeting in person or represented by proxy if the holders of more than 50% of the securities are present in person or represented by proxy at the Special Meeting; or (b) more than 50% of the outstanding shares of the Fund.

You may vote on the Proposal by utilizing one of the following options:

By Mail: Complete the enclosed proxy card ("Proxy Card") and return it in the postage paid envelope provided.

By Telephone: Call the Toll-Free number on your Proxy Card.

By Internet: Use the Internet address on your Proxy Card.

In Person: Attend the Special Meeting in person at 11:00 a.m. (Eastern time) on February 15, 2019, at the offices of Atlantic, Three Canal Plaza, Suite 600, Portland, Maine 04101.

If you plan to vote by mail, you should complete the Proxy Card by:

(1) Indicating whether you vote "FOR", "AGAINST", or "ABSTAIN" from voting on the Proposal by checking the appropriate box on the Proxy Card;

(2) Signing and dating the Proxy Card; and

(3) Returning the Proxy Card in the enclosed postage-paid envelope.

To change your vote, you may send a written notice of revocation to Atlantic, at Three Canal Plaza, Suite 600, Portland, Maine, 04101, or by personally casting a vote at the Special Meeting. The written notice of revocation must:

(4) Identify you;

(5) State that as a Fund shareholder, you revoke your prior vote; and

(6) Indicate your approval, disapproval or abstention from voting with respect to the Proposal.

The solicitation of proxies will be primarily by mail but may also include telephone or oral communications by the officers of the Trust, employees of the Adviser or by an independent proxy solicitor employed by the Adviser. The Adviser will bear all of the costs of the Special Meeting and the preparation, printing and mailing of this Proxy Statement, the solicitation of proxies and the tabulation of the Proxy Cards. Neither Fund will bear any fees or expenses arising out of the Transaction. AST Fund Solutions, LLC, a professional proxy solicitation firm located at 55 Challenger Road, Suite 201, Ridgefield Park, NJ 07660, is the solicitor and the estimated costs are approximately $9,721.

PROPOSAL: **APPROVAL OF INVESTMENT ADVISORY AGREEMENT BETWEEN FORUM FUNDS II AND JAGUAR LISTED PROPERTY LLC**

Background Information

Jaguar Listed Property LLC (formerly, Northwood Securities LLC) (the "Adviser"), 390 Park Avenue, 4th Floor, New York, New York 10022, previously served as the investment adviser to the Jaguar International Property Fund (formerly known as the NWS International Property Fund) (the "International Fund") and Jaguar Global Property Fund (formerly known as the NWS Global Property Fund) (the "Global Fund" and, together with the International Fund, the "Funds") pursuant to an Investment Advisory Agreement between Forum Funds II (the "Trust"), on behalf of the Funds, and the Adviser dated March 26, 2015, as amended December 8, 2016 (the "Original Agreement").

The Original Agreement was approved by vote of each Fund's sole initial shareholder prior to the commencement of each Fund's operations. By its own terms, the Original Agreement was to remain in effect for an initial two-year term from the date of its effectiveness with respect to each Fund and thereafter for successive annual periods, provided that such continuance was specifically approved at least annually: (i) by the Board of Trustees of the Trust (the "Board" or "Trustees") or by the vote of a majority of the outstanding voting securities of a Fund, and, in either case; (ii) by a majority of the Trustees who are not parties to the agreement or interested persons of any such party (other than as Trustees of the Trust) (the "Independent Trustees"). The Board's most recent approval of the continuation of the Original Agreement occurred at a meeting held on December 7, 2017.

For the fiscal year ended February 28, 2018, Northwood waived its entire advisory fee for the Funds under the Original Agreement.

Upon the close of business on December 31, 2018, the Adviser consummated a strategic transaction whereby the Adviser's managing members and two outside investors acquired Northwood Investors LLC's ("NWI") entire interest in the Adviser (the "Transaction"). The Transaction caused the Adviser to undergo a change in control, resulting in the assignment and automatic termination of the Original Agreement.

In anticipation of the change in control, and to provide for continuity of management, at a meeting held on December 6, 2018, the Board terminated the Original Agreement, effective upon the close of the Transaction on January 1, 2019, and unanimously approved an Interim Investment Advisory Agreement between the Trust, on behalf of the Funds, and the Adviser (the "Interim Agreement"), effective immediately upon the termination of the Original Agreement. The Interim Agreement will remain in effect until the earlier of: (i) 150 days from the date of its effectiveness, or (ii) the date that the Funds' shareholders approve a new investment advisory agreement for the Funds.

At the meeting of the Board held on December 6, 2018, the Board unanimously approved a new investment advisory agreement between the Trust, on behalf of the Funds, and the Adviser (the "New Agreement"), subject to approval by each Fund's shareholders. The terms of the New Agreement and services to be provided thereunder are materially the same as those provided under the Original Agreement, other than the name of the Adviser and the effective date. Furthermore, the advisory fee rate payable by each Fund under the New Agreement is 0.75% of the average daily net assets of each Fund, which is identical to the advisory fee rate payable by each Fund under the Original Agreement.

The Board recommends that you vote "**FOR**" the approval of the New Agreement.

The Interim Agreement

The Interim Agreement was unanimously approved by the Board, including the Independent Trustees, at a meeting held on December 6, 2018. The Board, including the Independent Trustees, determined that the scope and quality of services to be provided to the Funds under the Interim Agreement were equivalent to the scope and quality of services provided under the Original Agreement. The terms of the Interim Agreement are identical in all material respects to those of the Original Agreement, except for the effective date and duration of the Interim Agreement and termination provisions and terms concerning the escrow arrangements discussed below. The Interim Agreement provides for a termination date no later than 150 days from the date of its effectiveness (i.e., January 1, 2019) or upon approval of a new investment advisory agreement with the Adviser by the Funds' shareholders, whichever is earlier. The Interim Agreement may be terminated at any time without payment of any penalty: (i) by the Board or by a vote of the majority of the outstanding voting securities of a Fund upon ten (10) days' written notice to the Adviser. Under the Interim Agreement, compensation earned by the Adviser from its service to the Funds will be held in an interest-bearing escrow account for a period of up to 150 days from the effective date of the Interim Agreement.

Under a separate agreement between the Adviser and the Trust, the Adviser agreed to waive a portion of its investment advisory fee as necessary to ensure the total annual Fund operating expenses (excluding all taxes, interest, portfolio transaction expenses, proxy expenses, and extraordinary expenses) do not exceed 1.00% for the International Fund and 0.90% for the Global Fund. The Adviser agreed to maintain the waiver for the Funds through at least June 30, 2019. Thus, each Fund's current expense cap will not change as a result of the Interim Agreement. Pursuant to the Interim Agreement, the Adviser has agreed to be responsible for all costs of this solicitation, including the costs of preparing this proxy statement, meeting fees and expenses and fees of counsel to the Trust and the Independent Trustees.

The New Agreement

At a meeting on December 6, 2018, the Board, including the Independent Trustees, unanimously approved the New Agreement, subject to the approval of Fund shareholders. The terms of the New Agreement and services to be provided thereunder are materially the same as those provided under the Original Agreement, other than the name of the Adviser and the effective date.

Under the New Agreement, the Trust will engage the Adviser, subject to the general supervision of the Board, and the Adviser will manage the investment and reinvestment of the assets of each Fund. The advisory fee rates payable by the Funds under the New Agreement are 0.75% of the average daily net assets of each Fund, which are identical to the advisory fee rates payable by the Funds to the Adviser under the Original Agreement. In addition, the Adviser has agreed to waive a portion of its investment advisory fee under the New Agreement as necessary to ensure that total annual Fund operating expenses (excluding all taxes, interest, portfolio transaction expenses, proxy expenses, and extraordinary expenses) do not exceed 1.00% for the International Fund and 0.90% for the Global Fund through June 30, 2019.

The New Agreement requires the Adviser, among other things, to:

    (1)   make decisions with respect to all purchases and sales of securities and other investment assets of each Fund;

    (2)   furnish to the Board, which has overall responsibility for the business and affairs of the Trust and each Fund, periodic reports concerning the performance and operation of the Funds;

    (3)   maintain records relating to the advisory services rendered to each Fund as required to be maintained by the Trust pursuant to applicable law, including records pertaining to Fund transactions and the placing and allocation of brokerage orders; and

    (4)   provide the Funds' custodian and fund accountant, on each Fund business day, with information relating to all transactions concerning the Funds' assets.

The New Agreement permits the Adviser to perform investment advisory services for entities other than the Trust and the Funds. The New Agreement also provides that the Adviser shall not be liable to the Trust or either Fund for mistakes of judgment or mistakes of law or for any loss arising out of any investment or for any act or omission taken or in any event whatsoever with respect to the Trust, the Funds or any of the Funds' shareholders, in the absence of bad faith, willful misfeasance or gross negligence in the performance of the Adviser's duties or obligations under the New Agreement or by reason of the Adviser's reckless disregard of its duties and obligations under the New Agreement. Neither the Trustees nor the shareholders of the Funds are liable for any obligations of the Trust or the Funds under the New Agreement. Under the New Agreement, the Adviser agrees that, in asserting any rights or claims thereunder, it shall look only to the assets and property of the respective Fund in settlement of such rights or claims, and not to the Trustees or the shareholders of the Funds.

If the New Agreement with the Adviser is approved by a Fund's shareholders, the New Agreement will be effective for an initial two-year period and thereafter will continue in effect for successive one-year periods, *provided that* such continuance is approved at least annually by the Board or by a majority vote of the shareholders, and in either case by a majority of the Trustees who are not parties to the New Agreement or interested persons of any such party (other than as Trustees of the Trust). The New Agreement is terminable, without penalty, by the Board, or by a vote of a majority of the voting securities of a Fund on 60 days' written notice to the Adviser or by the Adviser on 60 days' written notice to the Trust. In addition, the New Agreement may be terminated without notice by the Board if the Board determines, in its reasonable discretion and having due regard to the protection of investors, that the services being rendered by the Adviser under the New Agreement fail in a material way to provide responsible management to a Fund as reasonably expected from an investment adviser, as defined in the Investment Advisers Act of 1940, as amended. The New Agreement also provides for automatic termination in the event of its assignment, as that term is defined under the 1940 Act. The New Agreement may be amended or modified only by a written agreement that is properly authorized and executed by the Trust and the Adviser, and, if required by the 1940 Act, by vote of a majority of the outstanding voting securities of the applicable Fund.

Any description of the New Agreement set forth herein is qualified in its entirety by the provisions of the form of Investment Advisory Agreement attached hereto as Exhibit A. You are urged to review the New Agreement in its entirety.

What is the recommendation of the Board?

Based upon its review, the Board has determined that the Proposal is in the best interests of each Fund and their respective shareholders. Accordingly, after consideration of such factors and information it considered relevant, the Board, including all of the Independent Trustees present at its December 6, 2018 meeting, unanimously approved the Proposal and voted to recommend to shareholders that they approve the Proposal. The Board is therefore recommending that each Fund's shareholders vote "**FOR**" the Proposal to approve the New Agreement, as discussed in this Proxy Statement.

What is the required vote?

Shareholders of a Fund must approve the New Agreement for it to become effective with respect to that Fund. Approval of the New Agreement requires the affirmative vote of a "majority of the outstanding voting securities" of a Fund, which, for this purpose means the affirmative vote of the lesser of: (a) 67% of the outstanding voting securities of the Fund present at the Special Meeting if more than 50% of the securities are present or represented by proxy; or (b) more than 50% of the outstanding voting securities of the Fund.

What happens if shareholders do not approve the Proposal?

If shareholders do not approve the New Agreement at the Special Meeting, the Special Meeting will be adjourned to permit further solicitation of proxies with respect to the Proposal. Thereafter, if shareholders do not approve the New Agreement within 150 days of the effective date of the Interim Agreement (i.e., January 1, 2019), the Board will take such actions as it deems to be in the best interests of the applicable Fund's shareholders, which may include resubmitting the New Agreement to the shareholders of the Fund, making other advisory arrangements, or liquidating the Fund.

CONSIDERATIONS OF THE BOARD OF TRUSTEES

At a meeting held on December 6, 2018, the Board of Trustees (the "Board") of Forum Funds II (the "Trust), including the trustees who are not parties to the agreement or interested persons of any such party (other than as trustees of the Trust) (the "Independent Trustees"), considered the approval of a new investment advisory agreement (the "New Agreement") between Jaguar Listed Property LLC (formerly, Northwood Securities LLC) (the "Adviser") and the Trust, on behalf of the Jaguar International Property Fund (formerly known as the NWS International Property Fund) (the "International Fund") and Jaguar Global Property Fund (formerly known as the NWS Global Property Fund) (the "Global Fund" and, together with the International Fund, the "Funds"). The New Agreement was being considered in connection with the termination of the investment advisory agreement between the Adviser and the Trust, on behalf of the Funds, dated March 26, 2015, as amended December 8, 2016 (the "Original Agreement") due to a strategic transaction whereby the Adviser's managing members and two outside business partners, Jaguar Growth Partners LLC and Hwa Hong Corporation Ltd., acquired from Northwood Investors, LLC ("NWI"), NWI's entire interest that NWI owned in the Adviser (the "Transaction"). In preparation for its deliberations in considering the New Agreement, the Board requested and reviewed written responses from the Adviser to due diligence questionnaires circulated on the Board's behalf concerning the Adviser's personnel, operations, financial condition, historic performance as employees of the Adviser and during periods prior thereto, and services to be provided to the Funds by the Adviser. The Board also discussed the materials with Fund/Trustee counsel and, as necessary, with the Trust's administrator, Atlantic Fund Services. During its deliberations, the Board received an oral presentation from senior representatives of the Adviser.

At the meeting, the Board reviewed, among other matters: (1) the nature, extent and quality of the services expected to be provided to the Funds by the Adviser under the New Agreement, including information on the investment performance of the Funds under the management of substantially the same investment personnel; (2) the anticipated costs of the services to be provided and projected profitability of the Adviser and its affiliates from the relationship with the Funds, including the contractual expense limitation arrangements for the Funds; (3) the advisory fees to be paid to the Adviser and total expense ratio of the Funds compared to relevant peer groups of funds; (4) the extent to which economies of scale may be realized as the Funds grow and whether the advisory fees would enable the Funds' investors to share in the benefits of economies of scale; and (5) other benefits expected to be received by the Adviser and its affiliates from their relationship with the Funds. In particular, the Board focused on the following factors and made the following conclusions in considering the approval of the New Agreement:

Nature, Extent and Quality of Services

Based on written materials received and the presentation from senior representatives of the Adviser regarding the Adviser's operations, the Board considered the quality of services to be provided by the Adviser under the New Agreement. In this regard, the Board considered information regarding the experience, qualifications and professional background of the portfolio managers and other personnel at the Adviser who, under the Original Agreement had, and under the New Agreement, would continue to have, principal responsibility for the Funds. The Board also considered the investment philosophy and decision-making process of those professionals.

The Board considered also the adequacy of the Adviser's resources. The Board noted the Adviser's representations that the firm is financially stable and has the operational capability and the necessary staffing and experience to continue providing quality investment advisory services to the Funds. Based on the presentation and the materials provided by the Adviser in connection with the Board's consideration of the approval of the New Agreement, the Board concluded that, overall, it was satisfied with the nature, extent and quality of services to be provided to the Funds under the New Agreement.

Performance

In connection with a presentation by the Adviser regarding its approach to managing the Funds, the Board reviewed the performance of the Funds compared to their respective benchmarks and compared to independent peer groups of funds identified by Broadridge Financial Solutions, Inc. ("Broadridge") believed to have characteristics similar to those of the Funds.

The Board observed that the International Fund underperformed its primary benchmark index, the FTSE EPRA/NAREIT Developed ex US Index, over the one- and three-year periods ended September 30, 2018, and for the period since the International Fund's inception on March 31, 2015. The Board also observed that the International Fund underperformed the median of its Broadridge peers for the one-year period ended September 30, 2018 and outperformed the median of the Broadridge peers for the three-year period ended September 30, 2018. The Board noted the Adviser's representation that the International Fund's underperformance relative to the index and Broadridge peers over the short term could be attributed, in part, to the International Fund's investments in Singapore and Australia, which underperformed the REIT market generally during the periods. The Board also noted the Adviser's representation that it employs a benchmark-agnostic approach to investing in real estate securities markets, investing in companies that have the most upside potential based on underlying fundamentals. The Board noted further the Adviser's representation that the International Fund continued to hold, and in some cases added to, the underperforming companies in the International Fund's portfolio with the expectation that stock prices will ultimately rebound to reflect the value of the underlying real estate. The Board noted that the Adviser remained confident in its stock selection processes and in the International Fund's portfolio of investments.

The Board observed that the Global Fund underperformed its primary benchmark index, the FTSE EPRA/NAREIT Developed Index, for the one-year period ended September 30, 2018, and for the period since the Global Fund's inception on December 16, 2016. The Board also observed that the Global Fund performed at the median of its Broadridge peers for the one-year period ended September 30, 2018. The Board noted the Adviser's representation that the Global Fund's underperformance resulting from its investments in Asian property markets was largely offset by the Global Fund's investments in the property markets in Europe and the United States and that the Global Fund outperformed its primary benchmark on a gross-of-fee basis. The Board also noted the Adviser's representation that it employs a benchmark-agnostic approach to investing in real estate securities markets, investing in companies that have the most upside potential based on underlying fundamentals. The Board noted that the Adviser remained confident in its stock selection processes and in the Global Fund's portfolio of investments.

Based on the foregoing and other relevant factors, the Board concluded that the Adviser's management of each Fund under the New Agreement could benefit each Fund and their respective shareholders.

Compensation

The Board evaluated the Adviser's proposed compensation under the New Agreement for providing advisory services to the Funds and analyzed comparative information on actual advisory fee rates and actual total expenses of the Funds' Broadridge peer groups. The Board noted that the Adviser's actual advisory fee rate and actual total expenses for each of the Funds was less than the median of its respective Broadridge peer group. The Board also recognized that the advisory fee rates under the New Agreement were identical to the advisory fee rates under the Original Agreement. The Board also noted the Adviser's representation that the Adviser had contractually agreed to waive its fees or reimburse expenses to the extent necessary to keep the total expenses of both Funds at competitive levels and that the Adviser had recently reduced the expense cap applicable to the Global Fund. Based on the foregoing and other relevant factors, the Board concluded that the Adviser's advisory fee rate to be charged to each Fund under the New Agreement appeared to be reasonable in light of the nature, extent and quality of services to be provided by the Adviser.

Cost of Services and Profitability

The Board considered information provided by the Adviser regarding the costs of services and its profitability with respect to the Funds. In this regard, the Board considered the Adviser's resources devoted to the Funds, as well as the Adviser's discussion of the aggregate costs and profitability of its mutual fund activity. The Board noted the Adviser's representation that it does not maintain separately identifiable profit and loss information for the Funds, but that the Adviser had incurred losses since the inception of the Funds due to the relatively small size of the Funds and the Adviser's business decision to subsidize the Funds' operations by capping the total expense ratio of each Fund to ensure that the expenses of the Funds remained at competitive levels. Based on these and other applicable considerations, the Board concluded that the Adviser's projected profits attributable to management of the Funds were not unreasonable in the context of all factors considered.

Economies of Scale

The Board considered whether the Funds would benefit from any economies of scale under the New Agreement. In this respect, the Board noted the Adviser's representation that the Funds may benefit from economies of scale as assets continue to grow but, in light of the cost of services and profitability discussion above, the Adviser believed that breakpoints in the advisory fee were not appropriate at this time. Based on the foregoing information and other relevant considerations, the Board concluded that economies of scale were not a factor in approving the New Agreement.

Other Benefits

The Board noted the Adviser's representation that, aside from its contractual advisory fees, it does not benefit in a material way from its relationship with the Funds. Based on the foregoing representation, the Board concluded that other benefits received by the Adviser from its relationship with the Funds were not a material factor in approving the New Agreement.

Conclusion

The Board did not identify any single factor as being of paramount importance, and different Trustees may have given different weight to different factors. The Board reviewed a memorandum from Fund/Trustee counsel discussing the legal standards applicable to its consideration of the New Agreement. Based on its review, including consideration of each of the factors referenced above, the Board determined, in the exercise of its reasonable business judgment, that the advisory arrangements, as outlined in the New Agreement, were fair and reasonable in light of the services to be performed, expenses to be incurred and such other matters as the Board considered relevant.

If shareholders do not approve the New Agreement with respect to a Fund within 150 days of the effective date of the Interim Agreement (i.e., January 1, 2019), the Board will take such actions as it deems in the best interests of the Fund's shareholders.

The Board, including the Independent Trustees, recommends that the shareholders of the Fund vote "FOR" the Proposal.

INFORMATION ABOUT JAGUAR LISTED PROPERTY LLC

Jaguar Listed Property LLC (formerly, Northwood Securities LLC) (the "Adviser") is a limited liability company organized under the laws of the Delaware. The principal executive offices of the Adviser are located at 390 Park Avenue, 4th Floor, New York, NY 10022. The Adviser is a registered investment adviser with the Securities and Exchange Commission.

Set forth below is information about each director, member, and officer of the Adviser, each of whom may be contacted at the Adviser's principal business address, unless otherwise noted: 390 Park Avenue, 4th Floor, New York, NY 10022. Mr. James Rehlaender, Mr. Kelvin Cheng, Jaguar Growth Partners LLC, and Hwa Hong Corporation Ltd. each own a 25% interest in Adviser.

Name	Position with Adviser
James E. Rehlaender	Chief Executive Officer
Su Yen Tse	Chief Operating Officer
Amanda Bailey	Chief Compliance Officer
Kelvin Cheng	Senior Vice President
Ian Wilkin	Chief Financial Officer
Jaguar Growth Partners LLC	Owning Member
Hwa Hong Corporation, Ltd. 38 South Bridge Road, Singapore 058672	Owning Member

No officer or director of the Trust is an officer, employee, director, partner, or shareholder of the Adviser, nor do they have any material interest in the Adviser or its parents or affiliates.

OTHER MATTERS

No other matters are expected to be presented at the Special Meeting other than the Proposal. If any other matter properly comes before the Special Meeting, the shares represented by proxies will be voted with respect thereto in the discretion of the person or persons voting the proxies.

It is anticipated that, following the Special Meeting, the Funds will not hold any meetings of shareholders except as required by Federal law or Delaware state law. Shareholders wishing to submit proposals for inclusion in a proxy statement for a subsequent shareholder meeting should send proposals to the Secretary of the Trust, Zachary Tackett, c/o Atlantic Fund Administration, LLC, Three Canal Plaza, Suite 600, Portland, Maine 04101, so as to be received a reasonable time before the proxy solicitation for the Special Meeting is made. Shareholder proposals that are submitted in a timely manner will not necessarily be included in the Funds' proxy materials. Inclusion of such proposals is subject to limitations under the Federal securities laws and Delaware law.

As of the Record Date, the Trustees and officers of the Trust, as a group, owned beneficially less than 1% of the outstanding shares of each Fund. As of the Record Date, the following shareholders beneficially or of record owned more than 5% of the outstanding shares of a class of each Fund:

Jaguar International Property Fund

Name and Address of Beneficial Owner*	Number of Shares	Percentage of Class Owned
Karin Bain Kukral (Trustee) - FBO John Z. Kukral 1998 Long Term Trust 575 5th Ave., 23rd Floor New York, NY 10017	536,642.829	87.84%
Kirsten McElroy and Thomas G. McElroy 414 North Village Ave., Rockville Centre, NY 11570	38,141.74	6.24%

Jaguar Global Property Fund

Name and Address of Beneficial Owner*	Number of Shares	Percentage of Class Owned
Charles Schwab & Co., Inc. – FBO Customers 211 Main Street San Francisco, CA 94105	581,222.842	80.36%
Kirsten McElroy and Thomas G. McElroy 414 North Village Ave., Rockville Centre, NY 11570	40,730.718	5.63%
Saxon & Co. – FBO Customers PO Box 94597 Cleveland, OH 44101	38,894.185	5.38%

_____
* Each entity set forth in this column is the shareholder of record and may be deemed to be the beneficial owner of certain of the shares listed for certain purposes under the securities laws, although certain of the entities generally do not have an economic interest in these shares and would ordinarily disclaim any beneficial ownership.

ADDITIONAL INFORMATION

Other Fund Service Providers

Atlantic provides administration, fund accounting, and transfer agency services to the Funds and the Trust. Pursuant to a Services Agreement with the Trust, Atlantic also provides the Trust with a President, Chief Financial Officer and Chief Compliance Officer as well as with certain other compliance services. Foreside Fund Services, LLC ("Foreside"), located at Three Canal Plaza, Suite 100, Portland, Maine 04101, serves as the Trust's principal underwriter. Foreside is not affiliated with Atlantic or the Adviser.

Reports to Shareholders

The Funds will furnish to shareholders without charge, on request, copies of its annual and semi-annual reports to shareholders for the periods ended February 28, 2019 and July 31, 2019 (once available), respectively. To request a copy of such reports, please write to the Funds at Jaguar Property Funds, P.O. Box 588, Portland, Maine 04112, or call the Funds toll-free at (844) 218-5182.

By Order of the Board of Trustees,

Zachary Tackett
Vice President & Secretary, Forum Funds II

January 18, 2019

Exhibit A

FORUM FUNDS II
INVESTMENT ADVISORY AGREEMENT

AGREEMENT made as of February 15, 2019, by and between Forum Funds II, a Delaware statutory trust, with its principal office and place of business at Three Canal Plaza, Suite 600, Portland, Maine 04101 (the "Trust"), and Jaguar Listed Property LLC, a Delaware limited liability company, with its principal office and place of business at 390 Park Avenue, 4th Floor, New York, New York 10022 (the "Adviser").

W **I** T **N** E **S** S **E** T **H** :

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end, management investment company and may issue its shares of beneficial interest, no par value (the "Shares"), in separate series; and

WHEREAS, the Trust desires that the Adviser perform investment advisory services for each series of the Trust listed in Appendix A hereto, as may be amended from time to time, (each a "Fund"), and the Adviser is willing to provide those services on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and intending to be legally bound, the Trust and the Adviser hereby agree as follows:

SECTION 1. APPOINTMENT; DELIVERY OF DOCUMENTS

(a)   The Trust hereby employs the Adviser, subject to the supervision of the Board of Trustees of the Trust (the "Board"), to manage the investment and reinvestment of the assets in the Fund and to provide other services as specified herein. The Adviser accepts this employment and agrees to render its services for the compensation set forth herein.

(b)   In connection therewith, the Trust shall deliver to the Adviser copies of: (i) the Trust's Trust Instrument and Bylaws; (ii) the Trust's Registration Statement and all amendments thereto with respect to the Fund filed with the U.S. Securities and Exchange Commission ("SEC") pursuant to the Securities Act of 1933, as amended (the "1933"), or the 1940 Act (the "Registration Statement"); (iii) the Trust's current Prospectuses and Statements of Additional Information of the Fund (collectively, as currently in effect and as amended or supplemented, the "Prospectus"); (iv) each plan of distribution or similar documents adopted by the Trust on behalf of the Fund under Rule 12b-1 of the 1940 Act and each current shareholder service plan or similar document adopted by the Trust on behalf of the Fund; and (v) all written policies and procedures adopted by the Trust with respect to the Fund that are relevant to the services provided by the Adviser (*e.g.,* repurchase agreement procedures, Rule 17a-7 Procedures and Rule 17e-1 Procedures), and shall promptly furnish the Adviser with all amendments of or supplements to the foregoing. In addition, the Trust shall deliver to the Adviser: (1) a certified copy of the resolutions of the Board, including a majority of the Trustees who are not interested persons (as defined in the 1940 Act), appointing the Adviser and any subadviser and approving this Agreement and any subadvisory agreement; (2) a certified copy of the resolution of the Fund's shareholder(s), if applicable, appointing the Adviser and each subadviser; (3) a copy of all proxy statements and related materials relating to the Fund; (4) a certified copy of the resolution of the Trust electing the officers of the Trust; and (5) any other documents, materials or information that the Adviser shall reasonably request to enable it to perform its duties pursuant to this Agreement. The Trust promptly furnish the Adviser with all amendments of or supplements to the foregoing except, in the case of item (5) the Trust provide only those amendments or supplements requested.

(c)   The Adviser has delivered to the Trust (i) a copy of its code of ethics complying with the requirements of Rule 17j-1 under the 1940 Act (the "Code of Ethics"); (ii) a copy of its Certificate of Formation and Limited Liability Company Operating Agreement; (iii) a copy of its compliance manual adopted under Rule 206(4)-7 under the Investment Advisers Act of 1940 ("Advisers Act"); and (iv) a copy of its Form ADV Part I and, if applicable, Form ADV Part II as filed with the SEC. The Adviser shall promptly furnish the Trust with all amendments of or supplements to any of the foregoing. The Adviser also deliver to the Trust any other documents, materials or information that the Trust shall reasonably request.

SECTION 2. DUTIES OF THE TRUST

In order for the Adviser to perform the services required by this Agreement, the Trust: (i) shall cause all service providers to the Trust to furnish information to the Adviser and to assist the Adviser as may be required; and (ii) shall ensure that the Adviser has reasonable access to all records and documents maintained by the Trust or any service provider to the Trust.

SECTION 3. DUTIES OF THE ADVISER

Subject to the delegation of any of the following duties to one or more persons as permitted by Section 9 of this Agreement, the Adviser, at its own expense, shall render the following services to the Trust:

(a)   The Adviser will make decisions with respect to all purchases and sales of securities and other investment assets and related liabilities on behalf of the Fund consistent with the Fund's investment objectives, policies and restrictions. To carry out such decisions, the Adviser is hereby authorized, as agent and attorney-in-fact for the Trust, for the account of, at the risk of and in the name of the Trust, to place orders and issue instructions with respect to those transactions of the Fund. In all purchases, sales and other transactions in securities and other investments for the Fund, the Adviser is authorized to exercise full discretion and act for the Trust in the same manner and with the same force and effect as the Trust might or could do with respect to such purchases, sales or other transactions, as well as with respect to all other things necessary or incidental to the furtherance or conduct of such purchases, sales or other transactions, including voting with respect to securities owned by the Fund (by proxy or otherwise), subject to such proxy voting policies as approved by the Board. The Adviser shall keep confidential the Fund's holdings in accordance with the Fund's policy concerning the disclosure of such holdings. The Adviser also will treat confidentially and as proprietary information of the Trust all such records and other information relative to the Trust maintained by the Adviser, and will not use such records and information for any purpose other than performance of its responsibilities and duties hereunder, except after prior notification to and approval in writing by the Trust, which approval shall not be unreasonably withheld, delayed or conditioned and may not be withheld where the Adviser may be exposed to civil or criminal contempt proceedings for failure to comply, when requested to divulge such information by duly constituted authorities, or when so requested by Trust; *provided, however,* that notwithstanding the foregoing, the Adviser may disclose such information as required by applicable law, regulation or upon request by a regulator or auditor of Adviser;

Subject to such policies as the Board may determine, the Adviser shall not be deemed to have acted unlawfully or to have breached any duty created by this Agreement or otherwise solely by reason of its having caused a Fund to pay a broker or dealer that provides brokerage and research services (within the meaning of Section 28(e) of the Securities Exchange Act of 1934, as amended) to the Adviser an amount of commission for effecting a Fund's investment transaction that is in excess of the amount of commission that another broker or dealer would have charged for effecting that transaction if, but only if, the Adviser determines in good faith that such commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either that particular transaction or the overall responsibilities of the Adviser with respect to the accounts as to which it exercises investment discretion. On occasions when the Adviser deems the purchase or sale of a security to be in the best interests of a Fund as well as other clients of the Adviser, the Adviser, to the extent permitted by applicable laws and regulations, may, but shall be under no obligation to, aggregate the securities to be sold or purchased in order to obtain the most favorable price or lower brokerage commissions and efficient execution. In such event, allocation of securities so sold or purchased, as well as the expenses incurred in the transaction, will be made by the Adviser in the manner the Adviser considers to be the most equitable and consistent with its fiduciary obligations to each Fund and to such other clients.

(b)   The Adviser will report to the Board at each meeting thereof as requested by the Board all material changes in the Fund since the prior report, and will also keep the Board informed of important developments affecting the Trust, the Fund and the Adviser, and on its own initiative, or as requested by the Board, will furnish the Board from time to time with such information as the Adviser may believe appropriate for this purpose, whether concerning the individual companies whose securities are included in the Fund's holdings, the industries in which they engage, the economic, social or political conditions prevailing in each country in which the Fund maintains investments, or otherwise. The Adviser will also furnish the Board with such statistical and analytical information with respect to investments of the Fund as the Adviser may believe appropriate or as the Board reasonably may request. In making purchases and sales of securities and other investment assets for the Fund, the Adviser shall comply with the directions and policies set from time to time by the Board as well as the limitations imposed by the Trust's or the Fund's policies and procedures, the Registration Statement, the 1940 Act, the 1933 Act, the 1934 Act, the Internal Revenue Code of 1986, as amended, and other applicable laws.

(c)   The Adviser will from time to time employ or associate with such persons as the Adviser believes to be particularly fitted to assist in the execution of the Adviser's duties hereunder, the cost of performance of such duties to be borne and paid by the Adviser. No obligation may be incurred on the Trust's behalf in any such respect.

(d)   The Adviser will report to the Board all matters related to the Adviser that are material to the Adviser's performance of this Agreement. The Adviser will notify the Trust as soon as reasonably practicable and, where possible, in advance of any change of control of the Adviser and any changes in the key personnel who are either the portfolio manager(s) of the Fund or senior management of the Adviser.

(e)   The Adviser shall maintain policies and procedures relating to the services it provides to the Trust that are reasonably designed to prevent, detect and correct violations of the federal securities laws as they relate to the Trust, and shall employ personnel to administer the policies and procedures who have the requisite level of skill and competence required to effectively discharge its responsibilities. The Adviser will keep the Board and the Trust's chief compliance officer ("CCO") informed of the individual responsible for administering the policies and procedures of the Adviser adopted pursuant to Rule 206(4)-7 under the Advisers Act. As a service provider to the Trust, the Adviser shall cooperate fully with the CCO in the execution of the CCO's responsibilities under Rule 38a-1 under the 1940 Act. The Adviser also shall provide, upon reasonable request, the CCO with periodic reports regarding its compliance with the federal securities laws, and shall promptly provide special reports in the event of any material violation of the federal securities laws. Upon the written request of the Trust, the Adviser shall permit the Trust or its representatives to examine the reports required to be made to the Adviser under the Code of Ethics.

(f)   The Adviser will maintain records relating to its duties hereunder (including portfolio transactions and placing and allocation of brokerage orders) as are required to be maintained by the Trust under the 1940 Act and in accordance with the Advisers Act. The Adviser shall prepare and maintain, or cause to be prepared and maintained, in such form, for such periods and in such locations as may be required by applicable law, all documents and records relating to the services provided by the Adviser pursuant to this Agreement required to be prepared and maintained by the Adviser or the Trust pursuant to applicable law. The Adviser agrees that the books and records pertaining to the Trust and required to be maintained under the 1940 Act that are in possession of the Adviser shall be the property of the Trust. The Trust, or its representatives, shall have access to such books and records at all times during the Adviser's normal business hours. Upon the reasonable request of the Trust, copies of any such books and records shall be provided promptly by the Adviser to the Trust or its representatives.

(g)   The Adviser will cooperate with the Fund's independent public accountants and shall take reasonable action to make all necessary information available to those accountants for the performance of the accountants' duties.

(h)   The Adviser will provide the Trust and the Fund's custodian and fund accountant on each business day with such information relating to all transactions concerning the Fund's assets and liabilities as the Trust or the Fund's custodian and fund accountant may reasonably require, including, but not limited to, information required to be provided under the Trust's Portfolio Securities Valuation Procedures; *provided, however,* that the Adviser shall not be deemed to be the pricing agent for the Fund.

(i)   In the performance of its duties under this Agreement the Adviser will (i) satisfy its fiduciary duties to the Trust, (ii) monitor the Fund's investments and (iii) comply with the provisions of the Trust's Declaration of Trust and Bylaws, as amended from time to time, and the applicable tax and regulatory requirements. The Adviser will make its officers and employees available to the Trust from time to time at reasonable times to review investment policies of the Fund and to consult with regarding the investment affairs of the Fund.

SECTION 4. COMPENSATION; EXPENSES

(a)   In consideration of the foregoing, the Trust shall pay the Adviser, with respect to the Fund, a fee at an annual rate as listed in <u>Appendix A</u> hereto. Such fees shall be accrued by the Trust daily and shall be payable monthly in arrears on the fifth business day of each calendar month for services performed hereunder during the prior calendar month. If fees begin to accrue in the middle of a month or if this Agreement terminates before the end of any month, all fees for the period from that date to the end of that month or from the beginning of that month to the date of termination, as the case may be, shall be prorated according to the proportion that the period bears to the full month in which the effectiveness or termination occurs. Upon the termination of this Agreement with respect to the Fund, the Trust shall pay to the Adviser such compensation as shall be payable prior to the effective date of termination.

(b)   The Adviser may reimburse expenses of the Fund or waive its fees to the extent necessary to maintain the Fund's expense ratio at an agreed-upon amount for a period of time as may be specified in a separate written of agreement. The Adviser's reimbursement of the Fund's expenses shall be estimated and paid to the Trust monthly in arrears, at the same time as the Trust's payment to the Adviser for such month, if any, and the Adviser hereby authorizes the Trust, upon notice to the Adviser, to setoff any such payment against fees payable to the Adviser pursuant to <u>Section 4(a)</u> hereof.

(c)   To the extent prohibited by law, no fee shall be payable hereunder with respect to that portion of Fund assets that are invested in any other account or fund for which the Adviser serves as investment adviser or subadviser and for which the Adviser already receives an advisory fee.

(d)   The Trust shall be responsible for and assumes the obligation for payment of all Trusts expenses not waived, assumed or agreed to be paid by the Adviser, including, but not limited to: (i) the fee payable under this Agreement; (ii) the fees payable to each administrator under an agreement between the administrator and the Trust; (iii) expenses of issue, repurchase and redemption of Shares; (iv) interest charges, taxes, brokerage fees and commissions, and dividends on short sales; (v) premiums of insurance for the Trust, its trustees and officers, and fidelity bond premiums; (vi) fees and expenses of third parties, including the Trust's independent public accountant, custodian, transfer agent, dividend disbursing agent and fund accountant; (vii) fees of pricing, interest, dividend, credit and other reporting services; (viii) costs of membership in trade associations; (ix) telecommunications expenses; (x) funds' transmission expenses; (xi) auditing, legal and compliance expenses; (xii) costs of forming the Trust and maintaining its existence; (xiii) costs of preparing, filing and printing the Trust's Prospectuses, subscription application forms and shareholder reports and other communications and delivering them to existing shareholders, whether of record or beneficial; (xiv) expenses of meetings of shareholders and proxy solicitations therefor; (xv) costs of maintaining books of original entry for portfolio and fund accounting and other required books and accounts, of calculating the net asset value of Shares and of preparing tax returns; (xvi) costs of reproduction, stationery, supplies and postage; (xvii) fees and expenses of the Trust's trustees and officers; (xviii) the costs of personnel (who may be employees of the Adviser, an administrator or their respective affiliated persons) performing services for the Trust; (xix) costs of Board, Board committee and other corporate meetings; (xx) SEC registration fees and related expenses; (xxi) state, territory or foreign securities laws registration fees and related expenses; and (xxii) all fees and expenses paid by the Trust in accordance with any distribution or service plan or agreement related to similar matters, except, in all such cases, expenses that are waived, assumed or agreed to be paid by the Adviser.

SECTION 5. STANDARD OF CARE; INDEMNITY

(a)   The Trust shall expect of the Adviser, and the Adviser will give the Trust the benefit of, the Adviser's best judgment and efforts in rendering its services to the Trust. The Adviser shall not be liable hereunder for any mistake of judgment or mistake of law or for any loss arising out of any investment or for any act or omission taken or in any event whatsoever with respect to the Trust, the Fund or any of the Fund's shareholders in the absence of bad faith, willful misfeasance or negligence in the performance of the Adviser's duties or obligations under this Agreement or by reason of the Adviser's reckless disregard of its duties and obligations under this Agreement.

(b)   Adviser shall not be liable for the errors of other service providers to the Trust, including the errors of pricing services, administrator, fund accountant, custodian or transfer agent to the Trust, unless such errors arise from the Adviser's providing false or misleading information to other service providers. The Adviser shall not be liable to the Trust for any action taken or failure to act in good faith reliance upon: (i) information, instructions or requests, whether oral or written, with respect to the Fund made to the Adviser by a duly authorized officer of the Trust; (ii) the advice of counsel to the Trust; and (iii) any written instruction or certified copy of any resolution of the Board or any agent of the Board.

(c)   The Adviser agrees to indemnify and hold harmless the Trust, each Fund and their respective employees, agents, trustees and officers against and from any and all claims, demands, actions, suits, judgments, liabilities, losses, damages, costs, charges, fees and expenses (including reasonable attorneys' fees and expenses) of every nature and character arising out of or in any way related to (i) any breach of the Adviser's obligations under this Agreement, (ii) any acts or failures to act of Adviser for which the Adviser would be liable under Section 5(a), (iii) any breach of a representation or warranty of the Adviser set forth in this Agreement and (iv) claims or demands by any employee, agent, trustee, member or manager of the Adviser in their capacity as such. The Trust is hereby authorized to deduct any amounts payable in respect of the Adviser's indemnification obligations hereunder from any fees payable to the Adviser pursuant to Section 4(a).

(d)   The Adviser shall not be responsible or liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control including, but not limited to, acts of civil or military authority, national emergencies, labor difficulties (other than those related to the Adviser's employees), fire, mechanical breakdowns, flood or catastrophe, acts of God, insurrection, war, riots or failure of the mails, transportation, communication or power supply.

SECTION 6. EFFECTIVENESS, DURATION AND TERMINATION

(a)   This Agreement shall become effective with respect to a Fund as of the date specified in Appendix A hereto following the approval (i) by a vote of a majority of those trustees of the Trust who are not parties to this Agreement or interested persons of such party, and (ii) if required by the 1940 Act, by a vote of a majority of the Fund's outstanding voting securities.

(b)   This Agreement shall remain in effect with respect to a Fund for a period of two years from the date of its effectiveness with respect to that Fund and shall continue in effect for successive annual periods thereafter; *provided, however,* that such continuance is specifically approved at least annually: (i) by the Board or by the vote of a majority of the outstanding voting securities of the Fund, and, in either case; (ii) by a majority of the Trust's trustees who are not parties to this Agreement or interested persons of any such party (other than as trustees of the Trust); *provided, however,* that if the continuation of this Agreement is not approved as to a Fund, the Adviser may continue to render to that Fund the services described herein in the manner and to the extent permitted by applicable law.

(c)   This Agreement may be terminated immediately by the Trust with respect to a Fund, without payment of any penalty, if the Board, in its discretion and having due regard to the protection of investors, finds that the services being rendered by the Adviser under this Agreement, fail in a material way to provide responsible management to the Fund or Funds as reasonably expected by an investment adviser registered under the Advisers Act.

(d)   This Agreement may be terminated with respect to a Fund at any time, without the payment of any penalty: (i) by the Board or by a vote of a majority of the outstanding voting securities of the Fund on 60 days' written notice to the Adviser; or (ii) by the Adviser on 60 days' written notice to the Trust. This Agreement shall terminate immediately upon its assignment.

SECTION 7. ACTIVITIES OF THE ADVISER

Except to the extent necessary to perform its obligations hereunder, nothing herein shall be deemed to limit or restrict the Adviser's right, or the right of any of the Adviser's directors, officers or employees to engage in any other business or to devote time and attention to the management or other aspects of any other business, whether of a similar or dissimilar nature, or to render services of any kind to any other person.

SECTION 8. REPRESENTATIONS OF ADVISER.

The Adviser represents and warrants that it: (i) is registered as an investment adviser under the Advisers Act (and will continue to be so registered for so long as this Agreement remains in effect); (ii) is not prohibited by the 1940 Act or the Advisers Act from performing the services contemplated by this Agreement; (iii) has met, and will seek to continue to meet for so long as this Agreement remains in effect, any other applicable federal or state requirements, or the applicable requirements of any self-regulatory agency, necessary to be met in order to perform the services contemplated by this Agreement; (iv) will promptly notify the Trust of the occurrence of any event that would disqualify the Adviser from serving as an investment adviser of an investment company pursuant to Section 9(a) of the 1940 Act or otherwise; (v) will promptly notify the Trust if the Adviser is the subject of an administrative proceeding or enforcement action by the SEC or other regulatory authority; (vi) will promptly notify the Trust of any material fact known to the Adviser respecting or relating to the Adviser that would make any written information provided to the Trust materially inaccurate or incomplete or if any such written information becomes untrue in any material respect; (vii) will promptly notify the Trust if the Adviser suffers a material adverse change in its business that would materially impair its ability to perform its relevant duties for the Fund. For the purposes of this paragraph, a "material adverse change" shall include, but is not limited to, a material loss of assets or accounts under management or the departure (or threatened departure) of senior investment professionals to the extent such professionals are not replaced promptly with professionals of comparable experience and quality. Notwithstanding the above, the Adviser acknowledges its fiduciary duties to the Fund, including its duties to make full and fair disclosure of all material facts to the Board, particularly where the Adviser's interests conflict with the Fund's interests.

SECTION 9. SUBADVISERS

At its own expense, the Adviser may carry out any of its obligations under this Agreement by employing, subject to the direction and control of the Board, one or more persons who are registered as investment advisers pursuant to the Advisers Act or who are exempt from registration thereunder ("Subadvisers"). Each Subadviser's employment will be evidenced by a separate written agreement approved by the Board and, if required, by the shareholders of the applicable Fund. The Adviser shall not be liable hereunder for any act or omission of any Subadviser, except to exercise good faith in the employment of the Subadviser and except with respect to matters as to which the Adviser assumes responsibility in writing.

SECTION 10. LIMITATION OF SHAREHOLDER AND TRUSTEE LIABILITY

The Trustees of the Trust and the shareholders of the Fund shall not be personally liable for any obligations of the Trust or of any Fund under this Agreement, and the Adviser agrees that, in asserting any rights or claims under this Agreement, it shall look only to the assets and property of the Trust or Fund to which the Adviser's rights or claims relate in settlement of such rights or claims, and not to the Trustees of the Trust or the shareholders of any Fund.

SECTION 11. RIGHTS TO NAME

If the Adviser ceases to act as investment adviser to the Trust or any Fund whose name includes the term "Jaguar" or ("JLP") (each a "Mark") or if the Adviser requests in writing, the Trust shall take prompt action to change the name of the Trust or any such Fund to a name that does not include a Mark. The Adviser may from time to time make available without charge to the Trust for the Trust's use any marks or symbols owned by the Adviser, including marks or symbols containing a Mark or any variation thereof, as the Adviser deems appropriate. Upon the Adviser's request in writing, the Trust shall cease to use any such mark or symbol at any time. The Trust acknowledges that any rights in or to a Mark and any such marks or symbols that may exist on the date of this Agreement or arise hereafter are, and under any and all circumstances shall continue to be, the sole property of the Adviser. The Adviser may permit other parties, including other investment companies, to use a Mark in their names without the consent of the Trust. The Trust shall not use a Mark in conducting any business other than that of an investment company registered under the 1940 Act without the permission of the Adviser.

SECTION 12. MISCELLANEOUS

(a)   Except as permitted by applicable law, no provisions of this Agreement may be amended or modified in any manner except by a written agreement properly authorized and executed by both parties hereto and, if required by the 1940 Act, by a vote of a majority of the outstanding voting securities of any Fund thereby affected.

(b)   No amendment to this Agreement or the termination of this Agreement with respect to a Fund shall affect this Agreement as it pertains to any other Fund, nor shall any such amendment require the vote of the shareholders of any other Fund.

(c)   Neither party to this Agreement shall be liable to the other party for consequential damages under any provision of this Agreement.

(d)   This Agreement shall be construed, performed and enforced in accordance with, and governed by, the internal laws of the State of New York, without giving effect to the principles of conflicts of law thereof except Sections 5-1401 and 5-1402 of the New York General Obligations Law. Each of the parties hereto hereby irrevocably agrees that any action or proceeding against it seeking any remedy arising out of this Agreement or any of the transactions contemplated hereby shall be brought only in the United States District Court for the Southern District of New York (or, if such court does not have subject matter jurisdiction over such dispute, in the Supreme Court of the State of New York in and for the County of New York, preserving, however, all rights of removal to a federal court under 28 U.S.C. § 1441), and each party consents to service of process outside the territorial jurisdiction of any such court and will not assert the defense of lack of personal jurisdiction or *forum non conveniens* in response to any such action or seek to change venue from the forum in which any such action is initially commenced.

(e)   This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement between those parties with respect to the subject matter hereof, whether oral or written.

(f)   This Agreement may be executed by the parties hereto on any number of counterparts, and all of the counterparts taken together shall be deemed to constitute one and the same instrument.

(g)   If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be illegal or invalid.

(h)   Section headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement. Words in the singular include the plural and in the plural include the singular. The words "including", "includes", "included" and "include", when used, are deemed to be followed by the words "without limitation." Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(i)   Notices, requests, instructions and communications received by the parties at their respective principal places of business, as indicated above, or at such other address as a party may have designated in writing, shall be deemed to have been properly given.

(j)   Notwithstanding any other provision of this Agreement, the parties agree that the assets and liabilities of each Fund are separate and distinct from the assets and liabilities of each other Fund and each other series of the Trust and that no Fund shall be liable or shall be charged for any debt, obligation or liability of any other Fund or any other series of the Trust, whether arising under this Agreement or otherwise.

(k)   No affiliated person, employee, agent, director, officer or manager of the Adviser shall be liable at law or in equity for the Adviser's obligations under this Agreement.

(l)   The terms "vote of a majority of the outstanding voting securities", "interested person", "affiliated person," "control" and "assignment" shall have the meanings ascribed thereto in the 1940 Act.

(m)   Each of the undersigned warrants and represents that they have full power and authority to sign this Agreement on behalf of the party indicated and that their signature will bind the party indicated to the terms hereof and each party hereto warrants and represents that this Agreement, when executed and delivered, will constitute a legal, valid and binding obligation of the party, enforceable against the party in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.

(n)   The Adviser shall not use the name of the Trust or any Fund on any checks, bank drafts, bank statements or forms for other than internal use in a manner not approved by the Trust prior thereto in writing; *provided however,* that the approval of the Trust shall not be required for the use of the Trust's or Fund's name that merely refers in accurate and factual terms to the Trust or Fund in connection with Adviser's role hereunder or that is required by any appropriate regulatory, governmental or judicial authority; and *further provided* that in no event shall such approval be unreasonably withheld, delayed or conditioned.

(o)   Reference to any law is deemed to include the rules and regulations promulgated under or related to the law and any regulatory interpretations or exemptive relief or judicial or similar holdings related to the law.

(p)   The provisions of Sections 5, 6, 10, 11 and 12 shall survive any termination of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

FORUM FUNDS II

By:_____

　　Jessica Chase
　　President, Forum Funds II

JAGUAR LISTED PROPERTY LLC

By:_____

　　James Rehlaender
　　CEO, Jaguar Listed Property LLC

[Signature Page to the Investment Advisory Agreement]

FORUM FUNDS II
INVESTMENT ADVISORY AGREEMENT

<u>Appendix A</u>

Fund	**Fee as a % of the Annual** **<u>Average Daily Net</u>** **<u>Assets of the Fund</u>**	**<u>Effective Date</u>**
Jaguar International Property Fund	0.75%	February 15, 2019
Jaguar Global Property Fund	0.75%	February 15, 2019











PROXY CARD

JAGUAR PROPERTY FUNDS

SIGN, DATE AND VOTE ON THE REVERSE SIDE

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. **PLEASE CAST YOUR PROXY VOTE *TODAY!***

PROXY VOTING OPTIONS

1. **MAIL** your signed and voted proxy back in the postage paid envelope provided

2. **ONLINE** at **proxyonline.com** using your proxy control number found below

3. By **PHONE** when you dial toll-free **(888) 227-9349** to reach an automated touchtone voting line

4. By **PHONE** with a live operator when you call toll-free **(800) 848-3405** Monday through Friday 9 a.m. to 10 p.m. Eastern time

CONTROL NUMBER

JAGUAR INTERNATIONAL PROPERTY FUND
(formerly known as NWS International Property Fund)

JAGUAR GLOBAL PROPERTY FUND
(formerly known as NWS Global Property Fund)

PROXY IN CONNECTION WITH THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 15, 2019

The undersigned, revoking all Proxies heretofore given, hereby appoints Zachary Tackett and Karen Shaw as Proxies of the undersigned, with full power of substitution, to vote, on behalf of the undersigned all shares of the Jaguar International Property Fund (formerly known as NWS International Property Fund) and/or Jaguar Global Property Fund (formerly known as NWS Global Property Fund) (together, the “Funds”), each a series of Forum Funds II (the “Trust”), that the undersigned is entitled to vote at the special meeting of shareholders, and at any adjournment(s) thereof, of the Funds, to be held at the offices of Atlantic Fund Administration, LLC, Three Canal Plaza, Suite 600, Portland, Maine 04101 on February 15, 2019 at 11:00 a.m. (Eastern time), as fully as the undersigned would be entitled to vote if personally present.

Please refer to the Proxy Statement for a discussion of the proposals.

The Proxy Statement is available at www.proxyonline.com/docs/jaguar.pdf

PLEASE VOTE, DATE AND SIGN ON THE REVERSE SIDE HEREOF AND RETURN THE SIGNED PROXY PROMPTLY IN THE ENCLOSED ENVELOPE.

[PROXY ID NUMBER HERE] [BAR CODE HERE] [CUSIP HERE]

PROXY CARD

JAGUAR PROPERTY FUNDS

<u>**YOUR SIGNATURE IS REQUIRED**</u> **FOR YOUR VOTE TO BE COUNTED.** The signer(s) acknowledges receipt with this Proxy Statement of the Board of Trustees. Your signature(s) on this should be exactly as your name(s) appear on this Proxy (reverse side). If the shares are held jointly, each holder should sign this Proxy. Attorneys-in-fact, executors, administrators, trustees or guardians should indicate the full title and capacity in which they are signing.

_____
SIGNATURE (AND TITLE IF APPLICABLE)   DATE

_____
SIGNATURE (IF HELD JOINTLY)   DATE

This proxy is solicited on behalf of the Board of Trustees and the Proposal has been unanimously approved for approval by shareholders. **When properly executed, this proxy will be voted as indicated or "FOR" the proposal if no choice is indicated.** The proxy will be voted in accordance with the proxy holders' best judgment as to any other matters that may arise at the Meeting.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

	FOR	AGAINST	ABSTAIN
Proposal(s):			
1. To approve a new Investment Advisory Agreement for the Funds between the Trust and Jaguar Listed Property LLC; and	O	O	O
2. To transact such other business as may properly come before the special meeting or any adjournments.	O	O	O

You can vote on the internet, by telephone or by mail. Please see the reverse side for instructions.

PLEASE VOTE ALL YOUR BALLOTS IF YOU RECEIVED MORE THAN ONE BALLOT DUE TO MULTIPLE INVESTMENTS IN THE FUND. REMEMBER TO SIGN AND DATE ABOVE BEFORE MAILING IN YOUR VOTE. THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

THANK YOU FOR VOTING

[PROXY ID NUMBER HERE]   [BAR CODE HERE]   [CUSIP HERE]